Exhibit 8.1

List of Subsidiaries

Mirae Corporation has six subsidiaries as set forth below:

Company Name	Jurisdiction of Incorporation
Mirae (Hong Kong) Co., Ltd.	China (Hong Kong)
Korea Internet.com Co., Ltd.	Korea
GLD Co., Ltd.	Korea
Mirae Online, Co., Ltd.	Korea
Cyber Bank Corporation	Korea
Itelsys Corporation	Korea